YASHENG GROUP
Work Qualification & Education Explanation for the Post of Director of Finance
Attachment D

YHGG 11/3/2011

No.	Name of post	Established Number	Present Number	Remark
1	Director of Finance Department	3	3
2	Manager of Finance Department	3	3
3	Financial Supervisor	9	8	One of Manager of Finance Department acts concurrently the ninth Financial Supervisor; the ninth Financial Supervisor is to enter.
4	Accountant	8	7	One of Account act concurrently the eighth Account
	Cashier	6	5	One of Cashier act concurrently the sixth cashier

Function of Finance Department
Financial management	Internal control
1 to formulate financial system fit for company's management requirements taking company's strategy target as direction under the guidance of various national law and regulations;
2 to organize implementation of company's financial system.

Financial plan
1. To organize and work out company's annual financial budget according to company's annual operation target;
2. To help company's management level formulate effective budget execution plan according to approved annual financial budget report;
3. To organize and implement budget execution plan;
4. To work out annual capital plan according to company's annual budget situation and analyze and suggest company's investment and financing plan;
5. To decompose annual capital plan and fix payment, loan and investment plans;
6. To implement payment, loan and investment plans.

Financial analysis
1. To formulate monthly, quarterly, quarterly annual and annual financial statements according to company's operational situation;
2. To formulate quarterly, semi-annual and annual financial analysis report according to company's operational target and financial statements of various stages;

Tax plan
To formulate the optimal business procedure and account disposal method according to company's budget and financial analysis materials, combined with national tax policy to reasonably avoid tax according to law.

Financial accounting	Service
1. To timely and accurately guarantee capital use of various departments according to demand of company's various departments and materials provided by them;
2. To collect capital according to materials provided by company's income department;
3. To provide various financial materials according to requirements of company's various departments.

Record
To timely and accurately record company's various accounts according to materials provided by company's various departments and standard of national accounting principle, combined with company's financial system.

	Examination and check	To regularly organize and actually check according to accounting records to ensure true and accurate company's accounting;
Summary and analysis
1. To summarize and formulate financial statements according to record and checked results; that can meet the standard of US_GAAP
2. To analyze difference cause according to financial statement and propose resolution and optimization procedure.

Cost management	Cost accounting
1. To formulate cost accounting method according to company's manufacturing process and management requirements;
2. To organize relevant manufacture departments to build bill transfer and collection method according to cost accounting method;
3. To calculate company's product manufacturing cost monthly and formulate product’s calculation sheet according to cost collection method;
4. To formulate product quota standard cost according to manufacturing BOM transformed from R&D Department and pilot plant test department and the latest material purchase price.

Cost analysis
1. To work out company's monthly, quarterly, semi-annual and annual cost report according to cost accounting materials;
2. To formulate quarterly, semi-annual and annual cost analysis report according to company's management requirement;
3. To use financial method to conduct investment and profit analysis for company's product quantity according to materials provided by various business departments, various functional accountants and cost accountants to provide basis for company's product pricing.

Cost control
1. To propose cost control plan and advice according to company's management demand combined with cost analysis materials;
2. To organize and implement control plan approved by company's management level and conduct effective monitor and control.

Archives management	Financial achieves management
To collect financial documents and materials of various post in Finance Department, summarize, categorize, bind to books, uniformly code and file for protection and borrowing management. To regularly file financial achieves according to company's achieves management requirement.

company's materials management
To sort out and protect company's operational certificate and materials (not limited to Business License, Organization Code, IC Card, Tax Registration Certificate, Statistics Certificate and import and Export Business Right) and to be responsible for borrowing work of such materials and their duplicates.

Yasheng Management system document-Departmental function

YASHENG GROUP
Management system document-Post Explanation
Work Qualification & Education Explanation for the Post of Director of Finance Department

Name of post	Financial Minister	Direct superior	CFO
Management Scope	five staff	Department	Finance Department
Working Content
1. To provide basis for company's operation decision using financial accounting and accounting management principle; help general manager formulate company's strategy and preside formulation of company's financial strategic planning;

2. To set up and perfect Finance Department; build scientific and systematic financial accounting system and financial monitoring system fit for actual situation of the company and conduct effective internal control;

3. To formulate company's capital operation plan and supervise capital management report and budget and settlement;

4. To conduct cost calculation for capital financing method required by company's investment activity and provide the most economic financing method;

5. To collect capital required by company's operation to guarantee for capital demand of company's strategy development and approval company's major capital flow direction;

6. To preside risk evaluation, guidance, follow-up and financial risk control for major investment project and operational activities;

7. To coordinate relationship of company with bank, administration for industry and commerce, tax and other governmental authorities to maintain company's benefit;

8. To participate in analysis and decision of company's major matter and provide analysis and decision basis in financial aspect for company's production, operation, business development and foreign investment, etc;

9. To approve 10K & 10Q financial statements and submit financial management report; that can meet the standard of US_GAAP

10. To finish other tasks ordered by CFO.

limits of authority
▪ Approval right for expense over budget

▪ Formulation and execution right for financial system process and rights bestowed in financial system

▪ Direct management right for business of staff in Finance Department of the company

▪ Appointment right for staff of Finance Department and other rights in personnel work bestowed according to HR system and process;

▪ Monitor right for business of staff in financial system

▪ Approval right for reimbursement of staff’s expense of various departments in headquarter

▪ Formulation and use right of departmental budget

Qualification & Education	Qualification
▪ Above 10 years’ having group’s financial management working experience;
▪ Skills and quality: be able to manage financial team, build financial management system and give financial operational guidance for various companies combined with company's design;
▪  Implemented cycle count program to improve accuracy of inventory control.
▪  Employee benefits financial responsibility including annual insurance renewals and administration, conversion and audits.
▪  Budgeting, forecasting, and analysis
▪  Banking and cash management including asset leasing and loan modifications.
▪  Corporate Secretarial duties including Board and Annual meeting coordination and minutes.
▪ Having stronger judgment and decision-making ability, communication and coordination as well as planning and execution ability; having stronger sense of responsibility; honest with strong sense of responsibility; bear working pressure and have CFO’s development planning.

	Skill	Education & training
▪ SEC Financial reporting/budgeting including consolidation of subsidiary

▪ Prepare 10Q’s/10K for Yasheng Group

▪ SEC reporting including 10K, 10Q, 8K, , Prospectus Supplements,

▪ SOX compliance work

▪ Over 10 years’ experience in financial analysis,

▪ planning/budgeting/forecasting, reporting, accounting and pricing analysis

▪ State tax compliance and planning.

▪ CPA    (Certified Public Accountant)

▪ CFM   (Certified Financial Manager)

▪ CIA    (Certified Internal Auditor)

▪ CFSA   (Certified Financial Service Auditor)

▪ Advanced Accountant Certificate

▪ Strong knowledge of GAAP

▪ College degree above, finance graduates

▪ 12 month Training Course including: 【New Edition of Accounting Standards】, 【How to apply U.S. GAAP】
【comparing of US GAAP, IFRS, & PRC GAAP】

Examination index
§ Execution situation of project’s budget and capital operational plan;

▪ Financial risk control situation of project’s investment and operational activity;

▪ Completion of major tasks, timeliness for completion of various financial reports, accuracy of financial work, effectiveness of financial analysis,

    bad debt rate of accounts receivable and timeliness of information submission of accounts receivable;

▪ Attendance, arrangement compliance and system observance;

▪ Judgment and decision-making capability, interpersonal, communication, planning and execution abilities.

YASHENG GROUP
Management system document-Post Explanation
Work Qualification & Education Explanation for the Post of Director of Finance Department

Name of post	Accounting Supervisor	Direct superior	Financial Minister
Management Scope	Six Staff	Department	Finance Department
Working Content
1、to be fully responsible for daily management of Finance Department;

2、to organize and formulate management system and relevant regulations in financial aspect and monitor for implementation;
   that can meet the standard of US_GAAP

3、to work out, maintain and improve company's financial management procedure and policy and formulate 10K and 10Q financial Report;

4、to be responsible to formulate and organize for implementation of financial budget report, monthly, quarterly and annual financial reports;

5、to be responsible for company's comprehensive capital allocation, cost accounting, accounting and analysis work;

6、to be responsible for management work of capital and assets;

7、to monitor major economic activities which may cause big economic loss to company;

8、to manage the relationship with bank and other organizations;

9、to help Financial Minister carry out internal and external communication and coordination work of Finance Department

10、to complete other daily affairs given by superior.

limits of authority
▪ analysis and suggestion power for company's operation and financial status;

▪ suggesting and approval right for financial management system and plan;

▪ monitor right for implementation of company's various departments for financial system;

▪ approval right for various accounting items.

▪ suggestion right for allocation, rewards and punishment, appointment and dismiss nomination right and examination evaluation rights for lower level employees;

▪ monitor and check right for subordinate;

▪ arbitration right for work dispute of subordinate.

Qualification
Qualification & Education
▪ Accounting or finance related major; having participated in training for management, strategic management, management ability development, corporate operational process and financial management, etc.

▪ Over 8 years financial management working experience in group corporation

▪ mastering comprehensive finance and relevant law and regulation;

▪ Necessary skills and quality: having comprehensive professional finance knowledge, financial disposal and management experience.
  Be proficient in national finance regulations and be equipped with excellent professional judgment and rich accounting program analysis
  Be good at capital operation; having security, financing, merger and purchase experience and comprehensive investment and financing design ability
  Be proficient in international and domestic accounting principle and relevant finance, taxation, audit regulation and policy;
  Be familiar with financial regulations of domestic and foreign listed companies and be engaged in specific implementation of merger, reconstruction, listing and other relevant programs;
  Strong sense of confidentiality, principle and strong leadership, interpersonal communication, planning and execution ability;

	Skill	Education & training
 ▪ Participated in preparation of SEC reporting including 10-Q, 10-K, and Proxy Statements.

▪ Reviewed monthly operating results with senior management.

▪ Employee benefits financial responsibility

▪ Directed annual internal/external audits for the Yasheng Group.

▪ Developed and analyzed operating and capital budgets.

▪ Managed the Yasheng accounting operations including general and cost accounting.▪ Financial/GAAP accounting

 ▪ CPA   (Certified Public Accountant)

▪ CFA   (Certified Financial Analysis)

▪ CIA    (Certified Internal Auditor)

▪ ACA   (Abbreviation of Computer Accountants)

▪ Strong knowledge of GAAP

▪ College degree above, finance graduates

▪ 12 month Training Course including: 【New Edition of Accounting Standards】, 【How to apply U.S. GAAP】
【comparing of US GAAP, IFRS, & PRC GAAP】

Examination index
§ Implementation situation of financial system, completion of working plan, occurrence of major accidence, financial problem, etc.

§ satisfaction of various departments and staff flow rate of subordinate staff;

§ Confidentiality work, leadership, interpersonal communication, planning and execution ability.

YASHENG GROUP
Management system document-Post Explanation
Work Qualification & Education Explanation for the Post of Director of Finance Department

Name of post	Accountant Manager	Direct superior	Accounting Supervisor
Management scope	Six Staff	Department	Finance Department
Working content
1、To be responsible to work out company's accounting relevant working by-law and specific regulation according to national financial accounting regulation and industry accounting regulation and combined with company's characteristic and organize for implementation upon approval of leaders;

2、To participate to formulate financial plan and check, analyze and monitor execution situation of budget and financial plan;

3、Under Manager’s leadership, to accurately and timely do well of accounting and settlement work, correctly conduct accounting, fill and check accounting certificates, register itemized accounts and general account; collect and pay account and securities, receive and dispatch, increase and decrease and use of property and calculate increase and decrease of property fund and expense income and expenses;

4、To correctly calculate income, expense and cost; properly calculate and dispose property achievement, and specifically formulate company's monthly and annual accounting statements, annual accounting settlement, notes and profit allocation calculation work;

5、To be responsible for financial management of company's fixed assets, decrease fixed assets depreciation according to month and regularly or irregularly organize general checkup on the fixed assets;

6、To be responsible for calculation, application and cancellation work of company's tax and help relevant departments carry out financial audit and annual inspection;

7、To be responsible for accounting supervision; check for legality, rationality and authenticity of original certificates according to cost, expense expenditure scope and standard regulated and examine whether the approval formality of incurred expenses is fit for company's regulation or not;

8、To do well of collection, compilation, file and other accounting archive management work of accounting certificate, accounts, statements and other financial materials;

9、To initiatively analyze and evaluate for financial news and timely provide reliable financial information and suggestions for relevant work to leaders;

10、To help manager do well of internal work and complete other tasks ordered by Financial Manager temporarily.

limits of authority
▪ Supervision right for completion of various departments of financial plan;

▪ To check and supervise for authenticity, legality and rationality of various original certificates and not accept the irregular original certificates.

▪ to supervise and check for company's procurement link;

▪ Proposal right for company's financial management and operation.

Qualification
Qualification & Education	▪ accounting, finance and audit related major;
▪ having participated in training of financial accounting, management, economic law, taxation and product knowledge;
▪ over 4 years’ working experience, holding the title of above intermediate accountant;
▪ mastering relevant corporate operation and financial management knowledge;
▪  Necessary skills and quality: be familiar with national finance and taxation law and regulation, financial accounting, financial management, financial analysis, financial forecast and other financial system and business; be familiar with national accounting regulation; understanding taxation regulation and relevant tax policies; be familiar with banking business and tax application procedure; be skillful in application of financial software and office software. Strong sense of confidentiality, strong principle and sense of responsibility and strong information disposal ability, interpersonal communication, planning and execution ability.

	Skill	Education & training
	§ Banking and cash management including asset leasing and loan modifications.	§ CPA (Certified Public Accountant)
	§ System development and implementation	§ ACA (Abbreviation of Computer Accountants)
	§ Budgeting and financial analysis	§ IFM (International Finance Manager,)
	§ Reviewed monthly operating results with senior management.	§ Statistician
	§ Employee benefits financial responsibility	§ Tax Executive
	§ Benefits administration	§ Strong knowledge of GAAP
	§ State tax compliance and planning.	§ College degree above, finance graduates
	§ Cost Accounting and inventory management	▪ 12 month Training Course including: 【New Edition of Accounting Standards】, 【How to apply U.S. GAAP】
	§ Financial/GAAP accounting	【comparing of US GAAP, IFRS, & PRC GAAP】
▪ Risk management , Treasury management

Examination index	• cash inflow and outflow accuracy, plan completion situation, timeliness and accuracy of various businesses
• attendance, system and regulation observance and teamwork sense
• Strong sense of confidentiality and principle, pressure-bearing, information processing, interpersonal communication, planning and execution ability.

YASHENG GROUP
Management system document-Post Explanation

Work Qualification & Education Explanation for the Post of Director of Finance Department

Name of post	Cashier	Direct superior	Accounting Supervisor
Management scope	Two Staff	Department	Finance Department
Working content	1、To strictly obey and execute national finance law and regulation and accounting system and do well of cashier work;
2、To carefully examine various original reimbursement or expenditure certificates and handle cash business strictly according to requirements of finance    system; carefully check the original cash collection and expenditure certificates and have right to reject for those not fit for regulation;

3、To record cash and bank deposit daily accounts according to original certificates with clear writing and accurate number and keep daily and monthly balance.
4、To strictly obey cash management system; not exceed quota for stock cash, not use or divert funds without authorization; must not use blank note to serve as stock cash and keep cash account compliance with reality;

5、To be responsible to handle withdrawal and payment formality, payment and settlement work in the bank;
6、to be responsible to manage cheque signature and issuance; must not sign an empty promise and set up cheque register according to regulation; must fill payee, amount and use for issued cheque and regularly supervise cheque’s use situation;

7、To intensify safety prevention sense and measures; strictly carry out safety system and carefully protect case, various stamps, blank notes, blank receipts and other securities;
8、To formulate monthly cash expenditure plan; make clear capital channel; get and pay cash in a planned way;
9、To timely check accounts with bank and formulate bank deposit adjustment table at the end of month;
10、To keep company's secret mastered by this department.

limits of authority	▪ approval right for various cash income and expenditure
▪ approval for authenticity and legality of various original certificates
▪ suggestion right for company's financial management and operation

Qualification & Education	Qualification
▪ over 2 years' working experience, having junior accountant certificate and work license
▪ mastering relevant cashier and finance management knowledge
▪ above college; finance and economy management related major
▪ having participated in training of cashier, finance, basic economic law and product knowledge
▪ Necessary skills and quality:
Be familiar with national finance policy and accounting regulation and understanding taxation regulation and relevant tax policy
Be familiar with bank settlement business and tax application procedure
Be skillful application of finance software and office software
Strong sense of confidentiality and principle, information processing, interpersonal communication, planning and execution ability.

	Skill	Education & training
	§ Check management	§ CERTIFICATE OF ACCOUNTING PROFESSIONAL
	§ Invoice specification	§ Tax Executive
	§ Cash management	§ knowledge of GAAP
	§ Payment of claims	§ ACA (Abbreviation of Computer Accountants)
	§ Payment of wages	§ Finance Graduates
	§ Safe deposit box key & Seal management	§ 6 month Training Course including: [Accounting Standards for Business Enterprises],
	§ Accounting	【New Edition of Accounting Standards】

Examination index	▪ cash inflow and outflow accuracy, timeliness and accuracy for completion of various businesses
▪ attendance, system and regulation observance and training participation situation
▪ confidentiality work, teamwork ability, professional knowledge and skill promotion situation